UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form SD
Specialized Disclosure Report

Analog Devices, Inc.
(Exact name of registrant as specified in its charter)

Massachusetts		04-2348234
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)
1-7819 (Commission File No.)
One Technology Way, Norwood, MA		02062-9106
(Address of principal executive offices)		(Zip Code)

Margaret Seif		781-329-4700
Chief Legal Officer
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report
Item 1.02 - Exhibit

Analog Devices, Inc. has filed a Conflict Minerals Report (the "Report") as Exhibit 1.01 hereto. The Report is publicly available at www.analog.com under the heading "Investor Relations." The content of any website referred to in this Form SD and/or the Report is included for general information only and is not incorporated by reference in this Form SD and/or the Report.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Analog Devices, Inc.
(registrant)

/s/ Prashanth Mahendra-Rajah	Dated: May 24, 2019
Prashanth Mahendra-Rajah
Senior Vice President, Finance and Chief Financial Officer